BASS, BERRY & SIMS PLC
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
May 18, 2009
Via EDGAR and Facsimile
Tom Kluck, Branch Chief
Erin E. Martin, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Facsimile: (703) 813-6984

Re:	Gaylord Entertainment Company Registration Statement on Form S-3 Filed May 8, 2009 File No. 333-159052
Dear Mr. Kluck and Ms. Martin:
          On behalf of our client, Gaylord Entertainment Company (the “Company”), please find below the responses to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2009 (the “Comment Letter”), concerning the Registration Statement on Form S-3, File No. 333-159052, filed by the Company on May 8, 2009 (the “Registration Statement”). As discussed with the Staff, the changes made in response to the comment in the Comment Letter are reflected in Amendment No. 1 on Form S-3/A to the Registration Statement, filed by the Company on May 18, 2009, after the 5:30 p.m. EDT deadline for filing documents with the EDGAR filing system.
          For your convenience, we have set out the text of the comment from the Comment Letter, followed by the response.
1.	We note that your Form S-3 incorporates by reference your Form 10-K for fiscal year ended December 31, 2008, but it does not incorporate your Form 10-Q for the quarter ended March 31, 2009 that was filed on May 8, 2009. We also note that you incorporate by reference “[a]ll documents filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the prospectus and prior to the termination of the
www.bassberry.com

Mr. Tom Kluck
Ms. Erin E. Martin
Securities and Exchange Commission
May 18, 2009

offering.” It does not appear that your most recent Form 10-Q will be incorporated by reference. Please revise.

RESPONSE: We have revised the prospectus in the Registration Statement to include the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Commission on May 8, 2009,among the documents incorporated by reference under the caption “Incorporation of Inference by Reference” in the prospectus. In accordance with Item 503(d) of Regulation S-K, we have also modified the tabular disclosures to include results from the three-month interim periods ended March 31, 2008 and 2009 in the prospectus under the captions “Selected Financial Data” and “Ratio of Earnings to Fixed Charges and Ration of Earnings to Combined Fixed Charges and Preferred Dividends” and in Exhibit 12.1 to the Registration Statement.

          The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to contact me at (615) 742-6275 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ F. Mitchell Walker, Jr.
F. Mitchell Walker, Jr.

cc:      Carter R. Todd, Gaylord Entertainment Company